UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Commission file number: 001-16429

ABB Ltd

(Exact name of registrant as specified in its charter)

Switzerland

(Jurisdiction of incorporation or organization)

Affolternstrasse 44

CH-8050 Zurich

Switzerland

(Address of principal executive offices)

Richard A. Brown

Affolternstrasse 44

CH-8050 Zurich

Switzerland

Telephone: +41-43-317-7111

Facsimile: +41-43-317-7992

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction

ABB Ltd is a corporation organized under the laws of Switzerland. In this Form SD and the attached Conflict Minerals Report (included as Exhibit 1.01), “ABB”, the “Company”, “we”, and “our” refer to ABB Ltd and its consolidated subsidiaries. ABB is a foreign private issuer as defined under Rule 405 of Regulation C under the Securities Act of 1933 and Rule 3b-4 under the Securities Exchange Act of 1934. Our shares are currently listed on the SIX Swiss Exchange, the NASDAQ OMX Stockholm Exchange and the New York Stock Exchange (in the form of American Depositary Shares). We are a global leader in power and automation technologies that improve the performance and lower the environmental impact of our customers in the utility, industry and transportation & infrastructure sectors. We provide a broad range of products, systems, solutions and services that are designed to boost industrial productivity, increase power reliability, and enhance energy efficiency.

The functionality of a substantial portion of our global product portfolio relies on the use of direct materials, especially electronic components, which include amounts of tin, tungsten, tantalum or gold (“necessary conflict minerals” or “3TG”). As ABB files reports with the U.S. Securities and Exchange Commission under Section 13(a) of the Securities Exchange Act of 1934, and is a user of necessary conflict minerals to produce its manufactured products, ABB is subject to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (17 CFR Parts 240 and 249b). ABB’s Policy on Conflict Minerals can be found at www.abb.com/conflict-minerals

The content of any Web site referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Each of our five operating divisions develops and sells products which contain 3TG. The description of our operating divisions is as follows:

•                  Discrete Automation and Motion: manufactures and sells motors, generators, variable speed drives, programmable logic controllers, robots and robotics, solar inverters, wind converters, rectifiers, excitation systems, power quality and protection solutions, electric vehicle fast charging infrastructure, components and subsystems for railways, and related services for a wide range of applications in discrete automation, process industries, transportation and utilities.

•                  Low Voltage Products: manufactures and sells products and systems that provide protection, control and measurement for electrical installations, as well as enclosures, switchboards, electronics and electromechanical devices for industrial machines, plants and related service. In addition, the division manufactures products for wiring and cable management, cable protection systems, power connection and safety. The division also makes intelligent building control systems for home and building automation.

•                  Process Automation: develops and sells control and plant optimization systems, automation products and solutions, including instrumentation, as well as industry-specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, chemical and pharmaceuticals, and power industries.

•                  Power Products: manufactures and sells a wide range of products across voltage levels, including circuit breakers, switchgear, capacitors, instrument transformers, power, distribution and traction transformers for electrical and other infrastructure utilities, as well as industrial and commercial customers.

•                  Power Systems: designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products, software and services and incorporating components manufactured by both the Company and by third parties for power generation, transmission and distribution utilities, other infrastructure utilities, as well as other industrial and commercial enterprises.

Section 1 - Conflict Minerals Disclosures

a.         We have concluded that during the 2014 calendar year (excluding conflict minerals that, prior to January 31, 2013, were located outside the supply chain):

i.                  based on an analysis of our global product offering, we have manufactured products containing conflict minerals and have determined that the use of these minerals is necessary to the functionality or production of these products.

ii.               based on the “reasonable country of origin inquiry” (RCOI) conducted (see below), we have reason to believe that a portion of the Company’s necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo (DRC) or an adjoining country(1) (collectively the “covered countries”) and may not be from recycled or scrap sources.

b.         Description of RCOI

We are a large and complex organization, operate in around 100 countries, and have manufacturing facilities located around the world. We manufacture products in over 300 product lines and have approximately 75,000 unique direct material suppliers. We continue to assess our product portfolio to identify the use of 3TG in our products and utilize ABB product experts, including representatives from supply chain management, engineering, and research and development, in making these product portfolio assessments. Currently, only a small portion of our products have been determined not to contain any 3TG.

To assess whether the necessary conflict minerals in our products originated from the covered countries, we performed a RCOI by identifying direct suppliers of products likely to contain 3TG and surveying these suppliers using the Conflict Minerals Reporting Template (“CMRT”) as developed and issued by the Electronic Industry Citizenship Coalition — Global eSustainability Initiative (EICC/GeSI).

In 2014, we expanded the number of suppliers covered by our RCOI procedures. We continued to use internal information from our global supply chain management information systems to support the identification of our suppliers of 3TG. These systems identify the types of products or services purchased from suppliers using Material Description Framework (MDF) codes and based on these codes, we identify those suppliers likely to have provided products or materials which contained 3TG. For 2014, we identified approximately 45,000 direct suppliers of materials who were more likely to have supplied ABB with products containing 3TG. From these suppliers, we selected approximately 6,000 suppliers (representing a significant portion of the value of products and materials purchased during 2014 likely to contain 3TG) to be surveyed.

Most of the selected suppliers who confirmed that they supplied us with products containing 3TG were able to provide us with the names of the original smelters/refiners used to process 3TG contained in their products. However, the majority of suppliers were unable to trace the countries of origin of the 3TG. Based

(1)  The Democratic Republic of the Congo and its adjoining countries (Angola, Burundi, Republic of the Congo, Central African Republic, Rwanda, South Sudan, Tanzania, Uganda, or Zambia).

on the list of processing facilities we have compiled and based on smelter/refiner-specific country sourcing information we have received through our membership in the Conflict-Free Sourcing Initiative of the EICC/GeSI (CFSI), we believe that some of the necessary conflict minerals in our products may have originated from the covered countries and were not from recycled or scrap sources.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report are available on our Web site at www.abb.com/investorrelations under “Financial results and presentations”, “Quarterly results and annual reports”, “2014”, “SEC Filings”.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ABB LTD

	By:	/s/ ERIC ELZVIK
		Name:	Eric Elzvik
		Title:	Executive Vice President and Chief Financial Officer

	By:	/s/ RICHARD A. BROWN
		Name:	Richard A. Brown
		Title:	Group Senior Vice President and Chief Counsel Corporate & Finance
Date: May 28, 2015